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                                                                       EXHIBIT 9

                                                                 ONE BUSH STREET
                                                         SAN FRANCISCO, CA 94104
                                                                  (415) 459-3318

                                                               PAUL B. CLEVELAND
                                                               MANAGING DIRECTOR

January 12, 2000

Confidential

The Board of Directors
Best Software, Inc.
11413 Isaac Newton Square
Reston, Virginia 20190

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock (the "Common Stock") of Best Software, Inc. ("Best" or the "Company") of the consideration to be received by such shareholders in connection with the proposed tender offer by Bobcat Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of Sage Group plc. ("Sage") for all outstanding shares of common stock and the subsequent merger of Merger Sub with and into Best (the "Proposed Transaction") pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated as of January 12, 2000, among Sage, Merger Sub, and Best. In connection with the Merger Agreement, two related agreements were entered into, the Option Agreement, dated January 12, 2000 and the Shareholders Agreement, dated January 12, 2000 (collectively, the "Agreements").

     We understand that the terms of the Merger Agreement provide, among other things, that each issued and outstanding share of Common Stock shall be purchased by Sage for $35.00 per share, as more fully set forth in the Merger Agreement.

     Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of Best in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

     In the past, we have provided investment banking and other financial advisory services to Best and have received fees for rendering these services. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of Best and receives customary compensation in connection therewith, and also provides research coverage for Best. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of Best for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Hambrecht & Quist may in the future provide additional investment banking or other financial advisory services to Best.

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                          SAN FRANCISCO - NEW YORK - BOSTON
   MEMBERS NEW YORK STOCK EXCHANGE - AMERICAN STOCK EXCHANGE - PACIFIC STOCK
                                    EXCHANGE
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     In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

          (i) reviewed the financial statements of Best for recent years and interim periods to date and certain other relevant financial and operating data of Best made available to us from published sources and from the internal records of Best;

          (ii) reviewed certain internal financial and operating information, including certain projections, relating to Best prepared by the senior management of Best;

          (iii) discussed the business, financial condition and prospects of Best with certain members of senior management;

          (iv) reviewed the recent reported prices and trading activity for the common stock of Best and compared such information and certain financial information for Best with similar information for certain other companies engaged in businesses we consider comparable;

          (v) reviewed certain publicly available information about Sage;

          (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

          (vii) reviewed the Agreements; and

          (viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

     In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning Sage or Best considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not prepared any independent valuation or appraisal of any of the assets or liabilities of Sage or Best, nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections made available to us and used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of Sage and Best.

     For purposes of this opinion, we have assumed that neither Sage nor Best is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. In rendering this opinion, we have assumed that the proposed tender offer and merger will be consummated substantially on the terms discussed in the Agreement, without any waiver of any material terms or conditions by any party thereto.

     It is understood that this letter is for the information of the Board of Directors only and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in the Schedule 14D-9 and the Proxy Statement relating to the Proposed Transaction. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares into the tender offer or how such stockholder should vote on the Proposed Transaction.

     Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of the Common Stock in the Proposed Transaction is fair to such holders from a financial point of view. We
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express no opinion, however, as to the adequacy of any consideration received in the Proposed Transaction by Sage or any of its affiliates.

                                          Very truly yours,
                                          HAMBRECHT & QUIST LLC

                                          By      /s/ PAUL B. CLEVELAND
                                            ------------------------------------
                                             Paul B. Cleveland
                                             Managing Director